SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Buenos Aires Stock Exchange dated August 10, 2023.

City of Buenos Aires, August 10, 2023

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Financial Statements as of 06/30/2023

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article No. 63 of the ByMA Listing Regulations.

In this regard, we inform you that the Board of Directors of YPF S.A. (the “Company”), at its meeting held on August 10, 2023, approved the condensed interim financial statements for the six-month period ended June 30, 2023. The relevant information of the condensed consolidated interim financial statements of the Company is detailed below:

1) Statement of net income for the period (in millions of pesos)

Attributable to shareholders of the Company	132,293
Attributable to minority interests	11,505

Total net income for the period	143,798

2) Other comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the Company	873,223
Attributable to minority interests	8,832

Total other comprehensive income for the period	882,055

3) Comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the Company	1,005,516
Attributable to minority interests	20,337

Total comprehensive income for the period	1,025,853

4) Detail of shareholders’ equity as of 06/30/2023 (in millions of pesos)

Shareholders’ contributions:
Capital	3,915
Adjustment to contributions	6,072
Shares in treasury	18
Adjustment to shares in treasury	29
Stock-based compensation plans	524
Acquisition cost of treasury shares	(4,505)
Share trading premiums	(159)
Issuance premiums	640

Total shareholders’ contributions	6,534

Legal reserve	201,763
Reserve for future dividends	57,969
Reserve for investments	1,366,119
Reserve for repurchase of own shares	8,978
Other comprehensive income	1,024,852
Unassigned results	190,559

Subtotal shareholders’ equity	2,856,774

Minority interests	37,611

Total shareholders’ equity	2,894,385

5. Shares owned by the parent group

As of June 30, 2023, the number of shares owned by the Company’s controlling shareholder amounted to 200,593,289 shares, which include 200,589,525 Class D shares and 3,764 Class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the Company

Federal Government - Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, City of Buenos Aires.

Yours faithfully,

Pedro Kearney

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2023	By:	/s/ Pedro Kearney
	Name:	Pedro Kearney
	Title:	Market Relations Officer